Exhibit 1

Media Relations Paula Andrea Escobar +57 (1) 603-9079 paulaandrea.escobar@cemex.com	Investor Relations Jesús Ortiz +57 (1) 603-9051 jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH QUARTER 2017 RESULTS

•	In Colombia, our cement prices in local-currency as of December were ~3.5% higher than they were in June, as we continued with our Value Before Volume strategy in the country.

•	We reached a new EBITDA record in our Rest of CLH operations in 2017, where our cement volumes grew for 10th consecutive quarter in 4Q17 on a year-over-year basis.

•	During the fourth quarter, our ready-mix and aggregates volumes more than doubled in the Rest of CLH region, compared to those of the same period in 2016.

•	During the fourth quarter our working capital investment remained in negative territory for seventh consecutive quarter, with minus 14 average working capital days. During this period, we achieved negative trade working capital in our operations in Colombia, Costa Rica, Nicaragua, Guatemala, and El Salvador.

BOGOTA, COLOMBIA. FEBRUARY 8, 2018 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$289 million during the fourth quarter of 2017, decreasing by 5%, against those of the same period of 2016. During the full year consolidated net sales reached US$1,243 million, declining by 6% on a year-over-year basis. These declines are mostly explained by lower cement volumes and prices in Colombia. As a result, operating EBITDA declined by 15% and 27% during the fourth quarter and the full year, respectively, compared to those of the same periods in 2016.

During the fourth quarter of 2017, our consolidated domestic gray cement and ready-mix volumes decreased by 2% while our aggregates volumes increased by 2%, compared to those of the fourth quarter of 2016. During the quarter our cement dispatches grew in Costa Rica and the Rest of CLH region, on a year-over-year basis.

Jaime Muguiro, CEO of CLH, said, “Despite the positive traction of our Value before Volume strategy in Colombia, where our cement prices in December were ~3.5% higher than they were in June of 2017, as well as the positive results in Costa Rica, and our Rest of CLH region, during the quarter not only cement price levels in Colombia continued well below those of last year, but also national cement consumption in Colombia and Panama remained subdued.”

CLH’s Financial and Operational Highlights

•	Our EBITDA was negatively affected as our cement prices in Colombia declined by 12% and 19%, in local-currency terms, during the fourth quarter and full year, respectively, compared to those of the same periods in 2016.

•	In Colombia, after four consecutive quarters of declines in our cement prices, in local currency terms, they increased by 2% during the fourth quarter, on a sequential basis.

•	Our successful cost containment efforts in Colombia helped us partially offset the negative effect of lower demand for our products in the country.

•	For tenth consecutive quarter our cement volumes increased in our Rest of CLH region, on a year over year basis.

•	During the fourth quarter, our ready-mix and aggregates volumes more than doubled in the Rest of CLH region, compared to those of the same period in 2016.

•	Daily cement dispatches grew in Costa Rica for the third consecutive quarter, on a year over year basis.

•	For seventh consecutive quarter, during the October-December period, our working capital investment remained in negative territory.

•	Our Strategic Capex decreased by US$110 million and US$32 million during the year and the fourth quarter, respectively, compared to that of the same periods in 2016.

•	During 2017, our Total Debt was reduced by US$56 million, on a year-over-year basis.

Jaime Muguiro added, “Despite the headwinds we faced in 2017 in our operations, I am optimistic about the recent and encouraging developments with regards to our prices in Colombia and our volumes in Costa Rica, which should allow us to continue with our Value Before Volume strategy in these countries, and which should impact positively our results in the upcoming quarters.”

Consolidated Corporate Results

Controlling interest net income during 2017 reached US$46 million, declining 67% compared to that of

2016. During the fourth quarter of 2017 we registered a controlling interest net loss of US$33 million, US$29 million less than in the fourth quarter of 2016.

Net debt during the fourth quarter of 2017 reached US$882 million.

Geographical Markets Fourth Quarter 2017 Highlights

Operating EBITDA in Colombia decreased by 20% to US$30 million, versus US$38 million in the fourth quarter of 2016, with a decline of 13% in net sales, reaching US$134 million.

In Panama, operating EBITDA decreased by 18% to US$21 million during the quarter. Net sales reached US$54 million in the fourth quarter of 2017, a decline of 4% compared to those in the same period of 2016.

In Costa Rica, operating EBITDA reached US$13 million during the quarter, increasing by 9% on a year-over-year basis. Net sales increased by 10% to US$35 million, compared to those of the fourth quarter of 2016.

In the Rest of CLH operating EBITDA declined by 2% to US$19 million during the quarter. Net sales reached US$70 million in the fourth quarter of 2017, an increase of 6% compared to those of the same period in 2016.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.